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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14D-1

                     Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934

                               (Amendment No. 1)

                               Zycon Corporation
                           ------------------------
                           (Name of Subject Company)

                               Hadco Corporation
                            Hadco Acquisition Corp.
                            ----------------------
                                   (Bidders)

                    Common Stock, Par Value $.001 per share
                    ---------------------------------------


                                  989852-10-8
                             ----------------------
                     (CUSIP Number of Class of Securities)



                                Andrew E. Lietz
                            Chief Executive Officer
                               Hadco Corporation
                               12A Manor Parkway
                           Salem, New Hampshire 03079
                                 (603) 898-8000


                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                           --------------------------

                                    Copy to:

                            Stephen A. Hurwitz, Esq.
                             George W. Lloyd, Esq.
                        Testa, Hurwitz & Thibeault, LLP
                               High Street Tower
                                125 High Street
                          Boston, Massachusetts 02110
                                 (617) 248-7000
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     This Amendment No. 1 amends and supplements the Schedule 14D-1 (the
"Schedule") relating to the tender offer by Hadco Acquisition Corp., a Delaware corporation (the "Purchaser"), and Hadco Corporation, a Massachusetts corporation ("Parent"), to purchase all of the outstanding shares of common stock, par value $.001 per share (the "Shares"), of Zycon Corporation, a Delaware corporation (the "Company"), at $18 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 11, 1996 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together, and with any amendments or supplements thereto, collectively constitute the "Offer"). All capitalized terms contained herein and not otherwise defined shall have the meanings assigned to them in the Offer to Purchase.

         ITEM 4.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      Item 4 is hereby amended by the addition of the following:


     On January 8, 1997, the Company entered into a $250 million senior revolving credit facility (the "Credit Facility") from The First National Bank of Boston (the "Bank of Boston"), to (i) finance the purchase of shares of common stock of the Company pursuant to the Offer and the Merger, (ii) refinance Zycon Corporation's existing bank credit agreements after the Effective Time of the Merger, and (iii) for working capital and other general corporate purposes. Loans existing under the Credit Facility will bear interest (at the Parent's election) at either (1) a Base Rate, which is a floating rate equal to the prevailing U.S. federal funds rate plus 1.5%, or (2) a Eurodollar Rate, which is a fixed rate equal to the prevailing Eurodollar Rate for interest periods of one, two, three or six months. The Credit Facility will terminate in 5 years, unless amended. It is presently anticipated that funds borrowed would be repaid from internally generated funds of Parent and the Company or with proceeds of subsequent issuances of equity, debt securities or convertible debt securities. The Credit Facility terminates Parent's existing $15 million credit line with the Bank of Boston.


         ITEM 11. MATERIAL TO BE FILED AS EXHIBITS


         Item 11 is hereby amended as follows:

(a)(9)   Text of Press Release issued by Parent, dated January 9,
         1997.

(a)(10)  Revolving Credit Agreement dated as of January 8, 1997 among Parent, The First National Bank of Boston,
         Individually and as Agent, and the other lending
         institutions listed on Schedule 1 thereto.
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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 9, 1997



                                            HADCO CORPORATION


                                            By: /s/ Timothy P. Losik
                                                ----------------------------
                                                Name:  Timothy P. Losik
                                                Title: Chief Financial Officer,
                                                       Vice President and
                                                       Treasurer




                                            HADCO ACQUISITION CORP.


                                            By: /s/ Timothy P. Losik
                                                ----------------------------
                                                Name:  Timothy P. Losik
                                                Title: Vice President,
                                                       Treasurer and Secretary








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                                EXHIBIT INDEX


Exhibit No.             Description                                   Page No.
-----------             -----------                                   --------

(a)(9)                  Text of Press Release issued by Hadco,
                        dated January 9, 1997

(a)(10)                 Revolving Credit Agreement dated as of
                        January 8, 1997 among Parent, The
                        First National Bank of Boston,
                        Individually and as Agent, and the other lending institutions listed on Schedule 1 thereto